Exhibit 99.1

Polestar starts largest model offensive in its history: four new cars in three years

•	Polestar 5 to start deliveries in summer, followed by a new variant of Polestar 4 in Q4 of 2026

•	Completely new successor of the iconic Polestar 2 in 2027 and compact SUV Polestar 7 in 2028

•	Michael Lohscheller, Polestar CEO: “Polestar continues to challenge the automotive industry, now by entering fast-growing and high value segments in record speed.”

GOTHENBURG, SWEDEN – 18 February 2026. Polestar (Nasdaq: PSNY) today announced the largest model offensive in its history, with four new cars planned in the next three years. The Company also announced that with a disciplined approach, in 2026 it expects low double-digit volume growth and a continued retail network expansion of 30%.

By 2028, Polestar plans to bring the following four new models to the market:

•	Polestar 5 – the four-door Grand Tourer (GT) presented in 2025, with deliveries expected from summer 2026.

•	Polestar 4 – a new variant of Polestar’s current best-seller based on same great technology, targeting a wider customer base by offering more versatility. To be launched later this year, with deliveries expected to start in the fourth quarter of 2026.

•	Polestar 2 – the next generation of the sedan that built Polestar’s brand, a completely new successor with a planned launch early in 2027.

•	Polestar 7 – the compact, premium SUV, planned to be launched in 2028.

Michael Lohscheller, Polestar CEO, says:

“Following our best sales year ever, we are now launching the largest model offensive in our history, with four premium EVs coming to market within three years. We are targeting the heart of the EV market, where customer demand and profit pools are high. Combined with our continued retail sales network expansion and a growing customer base, we are setting the foundations for profitable growth and operational improvement.

“Polestar 5 is our brand halo car, bringing a new level of performance and luxury to the grand-tourer segment. With incredible handling and a lightweight bonded aluminium platform, the four-door GT has already received fantastic reviews, as part of its launch tour across Europe.

“Polestar 4 coupé is our current best-seller. Already by the end of this year, we will launch a new variant of Polestar 4, based on the same great technology. With this car, Polestar will once again set new standards. Sweden is famous for its estate cars, and its SUVs are world-class. We are combining the space of an estate and the versatility of an SUV with the dynamic performance that is Polestar.

“Polestar 2 is the foundation of our brand, with over 190,000 cars sold and an enthusiastic community of customers. Bringing the next generation of this iconic car in record speed, by the start of next year, is very exciting. The car that we became known for will play a key role of our future success.

“With Polestar 7 we are entering the largest EV segment in Europe, the compact SUV segment, which accounts for approximately one-third of total BEV volumes in 2025. We are convinced that we can offer customers a progressive performance-driven car for a very attractive price point, built in Europe.

“2025 was a year of continuous operational progress and delivery. With our attractive model line-up, strong shareholder support and partners with access to the latest technology, Polestar is set to become one of the winners of the automotive industry’s transformation.”

Despite a challenging geopolitical and economic environment, Polestar delivered its best year ever in terms of retail sales in 2025.

In 2026, with a disciplined approach, the Company expects to deliver low double-digit retail volume growth. The sales mix is expected to continue to evolve with an increasing share of Polestar 4. Further, the Company aims to focus more on the retail channel, supported by the continued expansion of the network and its attractive model line-up, to drive quality sales growth.

Financial guidance will be provided in conjunction with the publication of Polestar’s full-year results for 2025.

Webcast strategy update

The Company is hosting a webcast strategy update today, 18 February, at 13:00 CET. To join the event, please visit the Polestar Investor Relations website: https://investors.polestar.com/.

Ends.

Contacts

Anna Gavrilova
Head of Investor Relations

anna.gavrilova@polestar.com

Theo Kjellberg
Head of Corporate Communication

theo.kjellberg@polestar.com

About Polestar

Polestar (Nasdaq: PSNY) is the Swedish electric performance car brand with a focus on uncompromised design and innovation, and the ambition to accelerate the change towards a sustainable future. Headquartered in Gothenburg, Sweden, its cars are available in 28 markets globally across North America, Europe, and Asia Pacific.

Polestar has four models in its line-up: Polestar 2, Polestar 3, Polestar 4, and Polestar 5. Planned models include Polestar 7 compact SUV (to be introduced in 2028) and the Polestar 6 roadster. With its vehicles currently manufactured on two continents, North America and Asia, Polestar is diversifying its manufacturing footprint further, with production of Polestar 7 planned in Europe.

Polestar has an unwavering commitment to sustainability and has set an ambitious roadmap to reach its climate targets: halve greenhouse gas emissions by 2030 per-vehicle-sold and become climate-neutral across its value chain by 2040. Polestar’s comprehensive sustainability strategy covers the four areas of Climate, Transparency, Circularity, and Inclusion.

Forward-Looking Statements

Certain statements in this press release (“Press Release”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of Polestar, including the timing and completion of the equity investment from the financial institutions and the loan conversion. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Polestar and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) Polestar’s ability to enter into or maintain agreements or partnerships with its strategic partners, including Volvo Cars and Geely, original equipment manufacturers, vendors and technology providers; (2) Polestar’s ability to maintain relationships with its existing suppliers, source new suppliers for its critical components and enter into longer term supply contracts and complete building out its supply chain; (3) Polestar’s ability to raise additional funding; (4) Polestar’s ability to successfully execute cost-cutting activities and strategic efficiency initiatives; (5) Polestar’s estimates of expenses, profitability, gross margin, cash flow, and cash reserves; (6) Polestar’s ability to continue to meet stock exchange listing standards; (7) changes in domestic and foreign business, market, financial, political and legal conditions; (8) demand for Polestar’s vehicles or car sale volumes, revenue and margin development based on pricing, variant and market mix, cost reduction efficiencies, logistics and growing aftersales; (9) delays in the expected timelines for the development, design, manufacture, launch and financing of Polestar’s vehicles and Polestar’s reliance on a limited number of vehicle models to generate revenues; (10) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (11) risks related to product recalls, regulatory fines and/or an unexpectedly high volume of warranty claims; (12) Polestar’s reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to Polestar by its partners in order for Polestar to be able to increase its vehicle production volumes; (13) the ability of Polestar to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (14) risks related to future market adoption of Polestar’s offerings; (15) risks related to Polestar’s current distribution model and the evolution of its distribution model in the future; (16) the effects of competition and the high barriers to entry in the automotive industry and the pace and depth of electric vehicle adoption generally on Polestar’s future business; (17) changes in regulatory requirements (including environmental laws and regulations and regulations related to connected vehicles), governmental incentives, tariffs and fuel and energy prices; (18) Polestar’s reliance on the development of vehicle charging networks to provide charging solutions for its vehicles and its strategic partners for servicing its vehicles and their integrated software; (19) Polestar’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from electric vehicle fires; (20) the outcome of any potential litigation, including litigation involving Polestar and Gores Guggenheim, Inc., government and regulatory proceedings, including the NHTSA investigation into the Polestar 2 rear view camera, tax audits, investigations and inquiries; (21) Polestar’s ability to continuously and rapidly innovate, develop and market new products; (22) the impact of the ongoing conflict between Ukraine and Russia and in Israel, the Gaza Strip and the Red Sea; and (23) the impact of the ongoing conflict between Ukraine and Russia and in Israel, the Gaza Strip and the Red Sea; and (24) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Polestar’s Form 20-F, and other documents filed, or to be filed, with the SEC by Polestar. There may be additional risks that Polestar presently does not know or that Polestar currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Press Release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Polestar assumes no obligation to update these forward-looking statements, even if new information becomes available in the future, except as may be required by law.